Securities and Exchange Commission

washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	June	2018
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 - 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

Document 1	News Release dated June 11, 2018 - Neovasc Announces Appointment of Steve Rubin as Chairman of the Board and General Update

DOCUMENT 1

Neovasc Announces Appointment of Steve Rubin as Chairman of the Board and General Update

NASDAQ, TSX: NVCN

VANCOUVER, June 11, 2018 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies, today announced that its Board of Directors (the "Board") has elected Steve Rubin as Chairman of the Board, effective immediately. Rubin succeeds Paul Geyer, who will remain a Director of the Board.

"I am honored to have the opportunity to work more closely with Fred and the rest of the Neovasc team as we advance the Company's development and commercial strategy for the Tiara and Reducer," stated Mr. Rubin. "We are all thankful for Paul's tenure as Chairman of the Company since November 2000.  His contributions to the team are immeasurable and we are fortunate to have him continue to serve with us on the Board."

Fred Colen, President and Chief Executive Officer of Neovasc, stated, "Steve has played an active role on the Board over the past ten years.  During this time he has offered the Neovasc team thoughtful insight on the development and commercial strategy for the Reducer and our development of the Tiara.  I look forward to working even closer with him as Chairman of the Board as we continue to pursue these programs."

Mr. Rubin joined the Neovasc Board as an independent director in July 2008.  Mr. Rubin is the Executive Vice President, Administration, and a director of OPKO Health, Inc., a multinational biopharmaceutical and diagnostics company establishing important positions in large, underserved markets.  He also serves on the board of directors of several other innovative healthcare companies, including Cocrystal Pharma, Inc. (NASDAQ: COCP), a biotechnology company developing new treatments for viral diseases, Chromadex Corporation (NASDAQ: CDXC), an innovator of proprietary health, wellness and nutritional ingredients that creates science based solutions for dietary supplement food and beverage, skin care, sports nutrition and pharmaceutical products, and Eloxx Pharmaceuticals,Inc. (NASDAQ:ELOX), a clinical-stage biopharmaceutical company dedicated to the discovery and development of novel therapeutics to treat cystic fibrosis, cystinosis and other diseases caused by nonsense mutations limiting production of functional proteins.

The Board has also elected Paul Geyer as Chairman of the Audit Committee and Strategic Activities Committee (succeeding Steve Rubin, who will remain a member of the Audit Committee and Strategic Activities Committee), Doug Janzen as Chairman of the Compensation Committee (succeeding Dr. Jane Hsiao, who will remain a member of the Compensation Committee), and Alexei Marko as Chairman of the Governance and Nominating Committee (replacing Steve Rubin).

As previously disclosed, the Company is currently not in compliance with the minimum bid price requirement set forth in the Nasdaq Rules for Continued Listing on the Nasdaq Capital Market (the "Listing Rules") and has been provided until July 2, 2018 (the "Initial Grace Period") to regain compliance with Listing Rule 5550(a)(2). To regain compliance, the Company's common shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. The Company sought and received approval at its recent Annual General and Special Meeting of Shareholders to complete, at the Board's discretion, a reverse stock split (common share consolidation), for purposes of attempting to regain compliance with the minimum bid price requirement. The Nasdaq Stock Market LLC ("Nasdaq") will generally not consider the matter prior to the end of the Initial Grace Period. Upon the expiry of the Initial Grace Period, the Company intends to seek an additional period of 180-days to regain compliance, by requesting a hearing from the Nasdaq Hearings Panel, which will ordinarily stay a delisting process until the Nasdaq Hearings Panel renders its decision on the Company's request for an extension (typically within a few months after the request for a hearing is made). The Company believes that obtaining the advance approval of its shareholders to effect a reverse stock split provides strong support for its request for an additional 180-day extension; however, the Company notes that shareholder approval of the reverse stock split does not necessarily guarantee that the Nasdaq Hearings Panel will grant it an extension to regain compliance. The Company intends to provide further updates on its efforts to obtain an extension to regain compliance following the expiry of the Initial Grace Period.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Neovasc Reducer™, for the treatment of refractory angina, which is not currently available in the United States and has been available in Europe since 2015, and the Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws regarding the Company's plans and expectations concerning the advancement of development and commercial strategy for the Reducer and development of the Tiara, the reverse stock split, the Company's ability to obtain additional time to regain compliance with Nasdaq's US$1.00 minimum bid price requirement, the Company's strategy and expectations regarding the process to seek an additional extension of time to regain compliance, and the Company's ability to remain listed on the Nasdaq Capital Market. Words and phrases such as "intends", "continue", "strategy", "must", "look forward", "believe", "may", "could", "should", "expect", "upon" and "will", and similar words or expressions, are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the substantial doubt about the Company's ability to continue as a going concern; risks relating to the warrants (the "Warrants") and senior secured convertible notes (the "Notes") issued pursuant to the November 2017 underwritten public offering and concurrent private placement (together, the "2017 Financings"), resulting in significant dilution to the Company's shareholders; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Warrants and Notes issued pursuant to the 2017 Financings, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of common shares of the Company; risks relating to the exercise of Warrants or conversion of Notes issued pursuant to the 2017 Financings, which may encourage short sales by third parties; risks relating to the possibility that the Company's common shares may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, which could affect their market price and liquidity; risks relating to the Company's common share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company's ability to successfully enter into fundamental transactions as defined in the Series C warrants issued pursuant to the 2017 Financings; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in Management's Discussion and Analysis for the quarter ended March 31, 2018 (copies of which may be obtained at www.sedar.com or www.sec.gov). In particular, the Company notes that shareholder approval of the reverse stock split does not necessarily guarantee that the Nasdaq Hearings Panel will grant it an extension to regain compliance with the US$1.00 minimum bid price requirement or that, if granted, such extension will be for the additional 180-days requested by the Company. In addition to the specified criteria for continued listing, the Nasdaq also has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for the continued listing of the Company's common shares, or suspend or delist securities even though the securities meet all enumerated criteria for continued listing on the Nasdaq. There can be no assurance that the Nasdaq will not exercise such discretionary authority. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

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SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2018/11/c6527.html

%CIK: 0001399708

For further information: Chris Clark, Chief Financial Officer, Neovasc Inc., 604 248-4138, cclark@neovasc.com; Jeremy Feffer, LifeSci Advisors, LLC, 212-915-2568, jeremy@lifesciadvisors.com

CO: Neovasc Inc.

CNW 07:30e 11-JUN-18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	June 11, 2018	By:	/s/ Chris Clark
Name: Chris Clark Title: Chief Financial Officer